

October 25, 2013

<u>Via E-mail</u>
Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivos Street
Glyfada, 1667, Greece

    Re: **Dynagas LNG Partners LP**
                Registration Statement on Form F-1
                Filed October 10, 2013
                File No. 333-191653

Dear Mr. Lauritzen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

<u>Overview, page 1</u>

1. We note your revised disclosure in the first paragraph of this section that you are a "growth-oriented" limited partnership and that you believe that you will have the opportunity to grow your per unit distribution by making acquisitions. However, we note that you were recently formed in May 2013 and have not secured financing to purchase the Optional Vessels. Additionally, you are currently in default under your credit facilities and as a result are prohibited from paying distributions to your unitholders. Please clarify in this first paragraph that there is no guarantee that you will grow, that you will be able to make further vessel acquisitions from your Sponsor and from third parties or that you will grow your per unit distributions. Without proper context, the disclosures appear inappropriate in the summary section. Please revise here and throughout the

prospectus to provide balanced disclosure. In addition, please clarify what you mean by "high-specification" vessel.

Our Initial Fleet, page 2

2. Please remove the term "proven" track record on page 2.

The Optional Vessels, page 4

Rights to Purchase Optional Vessels, page 4

3. Please include a brief discussion of the effect that an event of default by your Sponsor could have on your ability to exercise your rights to acquire the Optional Vessels. Alternatively, please include a cross-reference to the last risk factor on page 30.

Our Relationships with Our Sponsor and Members of the Prokopiou Family, page 5

4. Please describe your relationship with "other members of the Prokopiou Family" and identify these individuals here.

Positive Industry Fundamentals, page 5

Natural gas and LNG are vital and growing components of global energy sources, page 5

5. We note your statement in the first sentence of this section that "by 2018 global demand for LNG is forecasted to increase by approximately 146 million tonnes (7 trillion cubic feet), an increase of 44% during 2012." Please revise to clarify what you mean by "an increase of 44% during 2012" and clarify that there is no assurance that such growth will occur.

Demand for LNG shipping is experiencing growth, page 5

6. Please revise to balance your statement regarding growth in LNG supply due to construction projects in Australia and United States by disclosing that continued economic uncertainty and continued acceleration of unconventional natural gas production could have an adverse effect on your business.

Competitive Strengths, page 6

Fleet, page 7

7. We note your revised disclosure that "all of the Optional Vessels are being and have been constructed with the same characteristics and all of the Optional Vessels have or are expected to have upon their delivery the ICE class designation." You state that "these

attractive characteristics should provide us with a competitive advantage." Please clarify that there is no guarantee that you will ever purchase the Optional Vessels and that so long as you do not own these vessels you will be in competition with these vessels.

Risk Factors, page 26

8. As appropriate, please update the risk factors regarding your ability to make distributions and your credit facilities on pages 27-29 as the mitigating disclosures related to your new credit facility appear inappropriate without proper context.

We may be unable to pay the minimum quarterly distribution, page 27

9. Please revise the risk factor to clarify that your ability to pay distributions is also limited to the extent that you have sufficient cash after establishment of cash reserves and payments to your General Partner.

Capitalization, page 53

10. We note from your disclosure in the Use of Proceeds section that you intend to use a certain amount of proceeds from the Proposed Senior Secured Revolving Credit Facility to repay your outstanding debt. Please revise the introductory Capitalization section to disclose: 1) the amount of expected proceeds from this Credit Facility; 2) the nature of the terms and rates of this debt; and 3) that the as further adjusted column in the Capitalization table includes receipt of these proceeds from the Credit Facility and repayment of the existing debt as indicated in the Use of Proceeds section. Also, the Capitalization table should be revised to include a line item in the Debt section for the proposed Credit Facility.

Our Cash Distribution Policy and Restrictions on Distributions, page 56

Forecasted Results of Operations, page 59

11. Please revise to clearly disclose that the amounts presented as estimated results of operations for the year ended December 31, 2013 were calculated by combining actual results of operations for the six months ended June 30, 2013 (as included in the interim financial statements in the filing) with estimated results of operations for the six months ended December 31, 2013. Your disclosure should also indicate that you are providing estimated results of operations for the year ended December 31, 2013 in order to provide a comparative period to your forecast for the year ended December 31, 2014. You should also disclose that the assumptions used to forecast operations for the six months ended December 31, 2013 are discussed in the section below.

Summary of Significant Forecast Assumptions, page 63

12. We note from your response to our prior comment 20 that you have provided detail of the types of costs included in the $2 million forecasted incremental expense of being a public company. However, we do not believe that your response or revised disclosure fully complies with our prior comment. As previously requested, please explain to us, and revise to disclose your basis for calculating or determining the $2 million incremental expense. For example, please tell us and revise to disclose if your estimates are based on pending contracts, other public companies in your industry, or another basis. Please revise accordingly.

Maintenance Capital Expenditures, page 64

13. We note from your response to our prior comment 21 that you have explained how you calculated the $2 million estimated drydocking capital reserve amount. However, we do not believe that your response fully complies with our prior comment. Please explain to us your basis for calculating or determining a total drydocking cost estimate of $5 million (or $1.6 million per vessel). Also, as previously requested, please revise your disclosure on page 64 to discuss the assumptions used to calculate the $2 million reserve amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 85

Liquidity and Capital Resources, page 98

Cash Flows, page 100

14. Please revise to include a discussion of your cash flows for the years ended December 31, 2012 and 2011.

Critical Accounting Policies and estimates, page 108

Vessel Lives and Impairment, page 108

15. We note from your response to our prior comment 23 that you have revised your table on page 110 to disclose that the market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of October 8, 2013. However, in light of the fact that the market value as of October 8, 2013 may have fluctuated significantly since each balance sheet date, we believe that your disclosure should identify any vessels whose estimated market values are less than their carrying values at each balance sheet date included in your table. If your conclusion is that the market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel at each balance sheet date reflected

in the table, your disclosure should be revised to indicate such conclusion. Please revise accordingly.

The International Liquefied Natural Gas (LNG) Shipping Industry, page 113

16. We note your response to our prior comment 24 that the term "long-term contracts and 'long-term charters' refers to contracts lasting five years or more, and that references to 'short-term charters' refer to contracts lasting less than five years." This definition appears to be inconsistent with the definition provided in your prospectus, which states that short-term charters are "charters with initial terms of less than two years." Refer to page 90. Please revise for consistency or advise.

Business

Management, page 151

Management of Dynagas LNG Partners LP, page 151

17. We note your disclosure that you "expect that all of [your] directors and director nominees, other than George Prokopiou and Tony Lauritzen will, be independent." Please remove the belief qualifier and, in addition, please identify the standard that you are using to determine whether the directors are independent.

Management, page 151

Directors and Senior Management, page 152

George Prokopiou, page 153

18. We note your response to our prior comment 26. Please revise to remove the discussion of Mr. Prokopiou's family as this section should provide information concerning your directors and managers that will allow investors to assess the individuals' experience, qualifications and levels of compensation, as well as their relationship with you. This section should focus on Mr. Prokopiou's experience as Mr. Prokopiou, and not his family, is your chairman. Please revise accordingly.

Underwriting (Conflicts of Interest), page 190

19. Please disclose that the selling unit holder may be deemed to be a statutory underwriter.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

20. Please revise to remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm in Exhibit 23.1 prior to the planned effectiveness of the Form F-1 registration statement.

Exhibit 5.1

21. Please have counsel provide an opinion regarding the units sold by the selling unitholder.

22. The first sentence of the first paragraph appears incomplete. When available, please revise and file an executed legality opinion prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP